[Letterhead of Morgan, Lewis & Bockius LLP]

October 29, 2009

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	MP Environmental Funding LLC (“MP Funding”)
Senior Secured ROC Bonds, Environmental Control Series B (“Bonds”)

Ladies and Gentlemen:

Transmitted herewith for filing with the Securities and Exchange Commission (the “Commission”) is a Registration Statement on Form S-1 (“Registration Statement”) of MP Funding for the registration under the Securities Act of 1933, as amended, of $82,000,000 principal amount of Bonds. MP Funding is an indirect, wholly-owned finance subsidiary of Monongahela Power Company, which itself is a wholly-owned subsidiary of Allegheny Energy, Inc.

The related filing fee has been wired directly to the Commission’s account at US Bank.

PE Environmental Funding LLC (“PE Funding”), is an indirect, wholly-owned finance subsidiary of The Potomac Edison Company, also a wholly-owned subsidiary of Allegheny Energy, Inc. PE Funding is also planning to offer, contemporaneously with the offering of the Bonds by MP Funding, its own series of senior secured ratepayer obligation charge bonds (“PE Funding Bonds”), with terms substantially the same as the MP Funding Bonds. PE Funding proposes to file its own registration statement on Form S-1 for the PE Funding Bonds as soon as the Commission’s staff clears for effectiveness the MP Funding Registration Statement. The PE Funding Form S-1 will be substantially similar to the MP Funding Registration Statement, except for the name of the issuer and certain other factual data relating to The Potomac Edison Company’s service territory.

MP Funding would like to be in the position to commence the offering as soon as it can. We would appreciate anything the staff of the Commission can do to expedite its handling of the Registration Statement such that MP Funding can enter the market promptly.

Securities and Exchange Commission

October 29, 2009

If you have any questions or comments, please feel free to contact me at 212.309.6282, Mahendra Churaman, Esq. (212.309.6283) of Morgan, Lewis & Bockius, LLP, or Amanda J. Skov, Esq. (724.838.6166) of Allegheny Energy, Inc.

Very truly yours,

MORGAN, LEWIS & BOCKIUS, LLP Counsel to MP Environmental Funding, LLC

By:	/S/ ROBERT J. REGER, JR.
Robert J. Reger, Jr.